FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Georgiopoulos,	Peter	C.		General Maritime Corporation ("GMR")				X Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Day/Year		X Officer (give title below)	Other (specify below)
	c/o General Maritime Corporation 35 West 56th Street						November 26, 2002		Chairman and Chief Executive Officer

(Street)						5.	If Amendment, Date of Original (Month/Day/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than
	New York,	New York	10019						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	2A.	Deemed Execution Date, if any	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/Day/Year)		(Month/Day/Year)
							Code	V		Amount	(A) or (D)	Price

	Common Stock (restricted stock grant)		11/26/02				A			500,000	A			2,692,793		D,I		(1)

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									Code	V		(A)	(D)		Date Exercisable	Expiration Date

	Stock Options (right to acquire)		$18.00		11/26/02				D				350,000		(2)	6/11/11

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	Common Stock	350,000				0		D

Explanation of Responses:
(1) and (2): Please see attached notes.

/s/ Peter C. Georgiopoulos	November 29, 2002
**Peter C. Georgiopoulos	Date
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm
Last update: 09/05/2002

FORM 4

Name of Reporting Person:	Peter C. Georgiopoulos
Issuer Name and Ticker or Trading Symbol:	General Maritime Corporation ("GMR")
Statement for Month/Day/Year:	November 26, 2002

Notes

        (1)  The 500,000 shares of common stock of the issuer received in the transaction reported on this form are a grant of restricted stock which will vest, if at all, in seven years from the date of grant (or earlier upon the death, disability, dismissal without cause or resignation for good reason of the recipient or upon a change of control of the issuer) and are owned directly by the reporting person. The reporting person, directly or through controlled entities, received the other 2,192,793 shares of common stock of the issuer which he owns in a recapitalization of the issuer on June 12, 2001 which initially closed following effectiveness of the issuer's initial public offering.

        (2)  The reporting person surrendered options to purchase 350,000 shares of the issuer's common stock for cancellation. Of these, options to purchase 87,500 shares of common stock of the issuer became exercisable on June 15, 2002. The remaining options would have become exercisable in equal installments on each of the first three anniversaries of such date.